The Shift, LLC

Financial Statements

As of and for the Year Ended
December 31, 2020

Together with Independent Auditors' Report



MELLOR & ASSOCIATES PLLC
EXPERIENCED, MULTI-TOOLED PROFESSIONALS

6589 S 1300 E Ste 120
Murray, UT 84121
Phone: 801-750-0605
Fax: 801-326-4730

Independent Auditors' Report

To the Members of The Shift, LLC:

We have audited the accompanying financial statements of The Shift, LLC, which comprise the balance sheet as of December 31, 2020 and the related statements of income, members' equity, and cash flows for the year then ended, and the related notes to financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors' Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Shift, LLC as of December 31, 2020, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Mellor and Associates PLLC

Mellor and Associates, PLLC
Murray, Utah
October 15, 2021

The Shift, LLC
Balance Sheet

As of December 31,

		2020
Assets		
Current assets:		
Cash and cash equivalents	$	135,554
Total current assets		135,554
Capitalized film production costs		24,466
Total assets	$	160,020
Liabilities and Members' Equity		
Members' equity:		
Managing members' capital,		
2,180,000 units authorized & issued		3,575
Non-managing members' capital,		
1,070,000 units authorized, 156,445 issued		156,445
Total members' equity		160,020
Total liabilities and members' equity	$	160,020

See independent auditors' report and accompanying notes to the financial statements

The Shift, LLC
Statements of Income and Members' Equity

For the year ended December 31,

		2020
Revenues	$	-
Operating expenses		-
Net income	$	-
Members' equity:		
Balance at beginning of year	$	(800)
Member contributions (distributions):		
Common units		(700)
Preferred units		156,445
Retained earnings		5,075
Balance at end of year	$	160,020

See independent auditors' report and accompanying notes to the financial statements

The Shift, LLC
Statement of Cash Flows

For the year ended December 31,

	2020
Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in:	
Accounts payable and accrued expenses	(800)
Net cash used by operating activities	(800)
Cash flow from investing activities:	
Investment in capitalized film production costs	(19,391)
Net cash used in investing activites	(19,391)
Cash flow from financing activities:	
Member distributions - common units	(700)
Member contributions - preferred units	156,445
Net cash provided by financing activities	155,745
Net increase in cash	135,554
Cash as of beginning of year	-
Cash as of end of year	$ 135,554

See accompanying notes and independent accountants' review report.

Note 1 - **Organization** **and Nature** **of Operations**	**Basis of Presentation** - The Shift, LLC, a California Single Member Limited Liability Company (the Company), was formed on October 15, 2018. The Company is planning to engage in the business of the production of Brock Heasley's new feature film currently titled "The Shift". **Basis of accounting** - The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.
Note 2 - **Summary of** **Significant** **Accounting** **Policies**	A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows: **Use of Estimates** - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). This requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. The Company's significant estimates and assumptions include the valuation of related party investments. Certain of the Company's estimates, including the estimated fair value of related party investments, could be affected by external conditions, including those unique to the Company and general economic conditions. It is reasonably possible that these external factors could have an effect on the Company's estimates and could cause actual results to differ from those estimates and assumptions. **Cash and Cash Equivalents** - The company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. **Concentration of Credit Risk** - The Company maintains cash balances at a financial institution in a checking account. As of December 31, 2020, the Company had approximately $135,500 in cash. The Company has not experienced any losses in the account and believes it is not exposed to any significant credit risk on cash. **Reclassifications** - Certain prior year amounts have been reclassified to conform to the current years presentation. Net income was not impacted by the reclassifications.
Note 3 - **Franchise and** **Income Taxes**	A Single Member Limited Liability Company is generally not subject to federal income tax and the members are liable for the pass-through individual federal and state income tax on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company is, however, subject to an annual minimum California State Limited Liability Company Franchise Tax of $800, which is included the financial statements.
Note 4 - **Capitalized film** **production costs**	Since its inception in October 2018, the Company has been pursuing the development and production of a new feature film entitled "The Shift". In this developmental process, the Company has incurred significant professional fees, including legal and accounting services, preliminary film production costs and other expenses. As of December 31, 2020 these developmental expenses and costs amounted to approximately $24,466 and are reported in these financial statements as capitalized film production costs.

Note 5 - Member Units and Unit Compensation Plan	Preferred units are similar to common units of ownership with each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, preferred units differ from common units in the following ways. Preferred units do not carry a right to vote or participate in any meetings of the Company, and preferred units include a right to receive distributions of up to 120% of initial capital contributions before payment of common unit distributions. As of December 31, 2020 156,445 preferred units had been issued.
	Common units are units of ownership in the Company with each unit having equal ownership, calculated by dividing the number of units owned by total units outstanding. As of December 31, 2020 2,180,000 common units had been issued and were outstanding.
Note 6 - Subsequent Events	Subsequent to year end the Company raised an additional $614,000 of preferred unit shares through a Reg D offering during April 2021. As of the date of the audit report, the Company has $770,445 funded in preferred units with an additional $299,555 unfunded.
	The Company has evaluated subsequent events and transactions for potential recognition or disclosure through Ocotober 15, 2021, which is the date the financial statements were available to be issued and determined there are no other events to disclose.